UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Change in Chief Executive Officer of KB Financial Group Inc.

On November 17, 2023, KB Financial Group Inc. (“KB Financial Group”) disclosed that it has appointed Mr. Jong Hee Yang as the new chief executive officer of KB Financial Group. Key details are as follows:

1.	Previous chief executive officer: Jong Kyoo Yoon

2.	Newly appointed chief executive officer: Jong Hee Yang

3.	Reason for the change: New appointment

4.	Effective date: November 21, 2023

5.	Details regarding the newly appointed chief executive officer:

Name	Jong Hee Yang
Term of Office	From November 21, 2023 to November 20, 2026
Affiliation with the largest shareholder	None
Career

•   Vice Chairman & Head of Business Group, KB Financial Group

•  Head of the Retail Customer Business Unit, the Wealth Management & Pension Business Unit, and the Small & Medium Enterprise Business Unit (Current)

•  Head of the Digital Business Unit, and the IT Business Unit

•  Head of the Insurance Business Unit and the Global Business Unit

•   Chief Executive Officer, KB Insurance Co., Ltd.

•  (Concurrently) Head of the Insurance Business Unit, KB Financial Group

•   Advisor, KB Insurance Co., Ltd.

•   Senior Executive Vice President and Head of Financial Planning, Investor Relations, and Human Resources, KB Financial Group

•   Managing Director and Head of Strategic Planning, KB Financial Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 17, 2023	By: /s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer